UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-39481

PainReform Ltd.

(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On July 29, 2022, PainReform Ltd. posted to its website a corporate presentation that it intends to use in conferences and meetings with investors, shareholders and analysts. A copy of the presentation is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2022	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer

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